SECURITI 06050065 SION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8 - 51740

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/01/05 (MM/DD/YY) AND ENDING 03/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Kotak Mahindra Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

50 Main Street, Suite 310
(No. and Street)

White Plains	New York	10606
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Ravilochan Pola — (914) 997-6120
(Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Rothstein, Kass & Company, P.C.
(Name -- *if individual, state last, first, middle name*)

4 Becker Farm Road	Roseland	New Jersey	07068
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02) ***Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.***

OATH OR AFFIRMATION

I, Ravilochan Pola, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Kotak Mahindra Inc., as of March 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Director & CEO

Title

Notary Public 5/2/06

NALINI VISHWANATH
Notary Public, State of New York
No. 01-VI6114965
Qualified in Putnam County
Cert. Filed in Westchester County
Commission Expires 8-30-08

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [x] (o) Independent auditor's report on internal accounting control.
- [ ] (p) Schedule of segregation requirements and funds in segregation--customers' regulated commodity futures account pursuant to Rule 171-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KOTAK MAHINDRA, INC.

STATEMENT OF FINANCIAL CONDITION
AND
INDEPENDENT AUDITORS' REPORT

MARCH 31, 2006

KOTAK MAHINDRA, INC.

CONTENTS

Certified
Public
Accountants

Rothstein, Kass & Company, P.C.
4 Becker Farm Road
Roseland, NJ 07068
tel 973.994.6666
fax 973.994.0337
www.rkco.com

Beverly Hills
Dallas
Denver
Grand Cayman
New York
Roseland
San Francisco
Walnut Creek

Rothstein Kass

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholders of
Kotak Mahindra, Inc.

We have audited the accompanying statement of financial condition of Kotak Mahindra, Inc. (the "Company") as of March 31, 2006. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Kotak Mahindra, Inc. as of March 31, 2006, in conformity with accounting principles generally accepted in the United States of America.

Rothstein, Kass & Company, P.C.

Roseland, New Jersey
April 4, 2006

KOTAK MAHINDRA, INC.

STATEMENT OF FINANCIAL CONDITION

March 31, 2006

ASSETS		
Cash	$	1,331,188
Due from affiliates		235,350
Other receivables		98,854
Office equipment, net of accumulated depreciation of $25,882		19,364
Deferred tax asset		13,000
Other assets		115,392
	$	1,813,148
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities		
Accrued bonus	$	585,272
Accounts payable and accrued expenses		27,000
		612,272
Loans subordinated to claims of general creditors		450,000
Stockholders' equity		
Common stock, $.01 par value, authorized 1,000,000 shares, issued and outstanding 750,001 shares,		7,500
Additional paid-in capital		742,501
Retained earnings		875
Total stockholders' equity		750,876
	$	1,813,148

See accompanying notes to financial statements.

1. Organization and nature of business

Kotak Mahindra, Inc. (the "Company"), a majority owned subsidiary of Kotak Mahindra Capital Company ("the Parent"), is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers, Inc. (NASD). The Company's operations consist primarily of engaging in agency transactions that are settled on a delivery versus payment basis. These include Indian shares that are executed and handled by its affiliate, Kotak Securities (KS) and Global and American Depository Receipts (GDR's and ADR's) that are executed and handled by another affiliate, Kotak Mahindra (UK) Limited.

2. Summary of significant accounting policies

Office Equipment

Office equipment is stated at cost less accumulated depreciation. The Company provides for depreciation using the straight-line method over an estimated useful life of 5 years.

Revenue and Expense Recognition from Securities Transactions

Securities transactions and the related revenues and expenses are recorded on the trade-date. The Company also receives commissions for referring clients. Referral fees are based (a) on the month-end NAV of the clients' holdings and (b) on the equity brokerage and derivative trades as a percentage of each trade. The percentage of commission is determined based on a pre-determined fee structure agreed by the clients at the time of opening the accounts or as per the amendment.

Income Taxes

The Company complies with Statement of Financial Accounting Standards No. 109 (SFAS 109), "Accounting for Income Taxes". SFAS 109 requires the recognition of deferred tax assets and liabilities for both the expected future tax impact of differences between the financial statement and tax bases of assets and liabilities, and for the expected future tax benefit to be derived from tax loss carryforwards. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

Fair Value of Financial Instruments

The fair value of the Company's assets and liabilities, which qualify as financial instruments under SFAS No. 107, "Disclosures About Fair Value of Financial Instruments," approximate the carrying amounts presented in the statement of financial condition.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. Related party transactions

The Company appointed Kotak Mahindra (UK) Limited, an affiliate, as its clearing agent to execute and process the settlement of its ADR and GDR business. For the year ended March 31, 2006, commissions earned through transactions cleared through Kotak Mahindra (UK) approximated $1,300. There were no amounts due from the affiliate at March 31, 2006.

The Company received referral fees from four affiliates who managed accounts referred to them by the Company. The Company had referral fees from affiliates of approximately $1,600,000 for the year ended March 31, 2006. Amounts due from three of the affiliates at March 31, 2006 were $235,350.

4. Liabilities subordinated to claims of general creditors

At March 31, 2006, the Company has amounts due of $450,000 under three subordinated loans for $100,000 each and one subordinated loan for $150,000 with Kotak Mahindra (International) Limited, which are pursuant to agreements approved by the NASD. The four loans mature September 30, 2007, August 30, 2009, September 30, 2009, and July 31, 2007 respectively, and are non-interest bearing.

5. Income taxes

The Company has a deferred tax asset of $13,000, which is primarily attributable to approximately $48,000 of federal and New York State net operating loss carry-forwards. No valuation allowance has been established. These carry-forwards begin to expire in 2023. Prior year deferred tax assets were fully valued in the amount of approximately $100,000. The effective tax rate is 40%, which consists of a 34% federal tax rate and 6% state tax rate/

6. Commitments

The Company has a non-cancelable operating lease for office facilities, which expires in October 2007 and is subject to escalations for increases in real estate taxes and other operating costs. In September 2005, the Company entered into an operating lease for office facilities in New York City, which expired on February 28, 2006 with an automatic six-month renewal. Monthly rent is $1,975 plus applicable taxes. On the first annual anniversary date of the lease, the monthly base rent will increase by 6%.

Aggregate future minimum rental payments under the lease are as follows:

Year ending March 31,		
2007	$	60,000
2008		29,000
	$	89,000

Office rent expense amounted to approximately $75,000 for the year ended March 31, 2006.

7. Off-balance-sheet risk and concentrations of credit risk

In the normal course of business, the Company's activities involve the execution and settlement of various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event a counter-party is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

The Company maintains its cash in a financial institution in excess of the Federal Deposit Insurance Corporation coverage of up to $100,000. The Company is subject to credit risk should the financial institution be unable to fulfill its obligations. The Company does not believe that any losses will result from keeping its cash at the financial institution.

8. Net capital requirement

The Company is a member of the NASD, and is subject to the SEC Uniform Net Capital Rule 15c3-1. This Rule requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1, and that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At March 31, 2006, the Company's net capital was approximately $719,000, which was approximately $619,000 in excess of its required net capital of $100,000.

9. Exemption from Rule 15c3-3

The Company is exempt from the SEC Rule 15c3-3 pursuant to the exemptive provision under sub-paragraph (k)(2)(i), and therefore, is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers".